Exhibit 99.1

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VOLUNTARY ANNOUNCEMENT

MASTER AGREEMENT ON E/E ARCHITECTURE TECHNICAL COLLABORATION WITH VOLKSWAGEN GROUP

XPeng Inc. (the “Company” or “XPENG”) and the Volkswagen Group are pleased to announce today that, further to XPENG’s announcement dated April 17, 2024 (the “Announcement”) in connection with the framework agreement on technical collaboration with respect to electrical/electronic architecture (“E/E Architecture”), XPENG and the Volkswagen Group have entered into a Master Agreement on E/E Collaboration (“Master Agreement”) which solidifies both parties’ commitment to jointly develop industry-leading E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. The execution of the Master Agreement not only signifies the expeditious joint development of E/E Architecture in China by the parties but also paves the way for potential expansion of collaboration on E/E Architecture.

Under the E/E Architecture technical collaboration, XPENG and the Volkswagen Group have established Project House in Guangzhou and Hefei for engineers from both parties to work closely together and accelerate the development process for E/E Architecture. Such close technical collaboration through Project House enables the first vehicle equipped with the jointly developed E/E Architecture to SOP (Start of Production) within approximately 24 months, demonstrating extensive trust and commitment throughout the strategic partnership of Volkswagen Group and XPENG.

In addition, under this Master Agreement, XPENG and the Volkswagen Group will actively explore further collaboration opportunities to expand the scope of the usage of the jointly developed E/E Architecture. Both parties recognize the possibility to replicate such collaboration and further enhance the partnership.

“The E/E Architecture collaboration marks the third major milestone we achieved within a year in our long-term strategic partnership with Volkswagen Group. With the trust built up between Volkswagen and XPENG as well as the dedication by engineers from both parties, we have been executing our joint projects swiftly and realized significant synergies. I look forward to broadening our technology collaboration and win-win strategic partnership.” said Mr. Xiaopeng He, Chairman and CEO of XPENG.

Ralf Brandstätter, Member of the Board of Management of Volkswagen AG for China, said: “The rapid progress in the close cooperation between the Volkswagen Group and XPENG underlines the great potential of this partnership. With the joint development of a highly modern E/E architecture, in which both partners contribute their technological expertise, we are now taking the next step together. For us at Volkswagen, this project is also the next milestone in the consistent implementation of our “in China for China” strategy - with a clear focus on Chinese customers and technological innovations. From 2026, all all-electric vehicles of the Volkswagen brand in China will be equipped with this very powerful and efficient architecture.”

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Monday, July 22, 2024

This announcement contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; the Company’s expectations regarding demand for, and market acceptance of, its products and services; the Company’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo as a non-executive director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

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